August 13, 2010

VIA EDGAR

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Fidelity Investments Variable Annuity Account I
Fidelity Investments Life Insurance Company
Post-Effective Amendment No. 7 to Registration Statement on N-4
File Nos. 333-123884/811-05315

Empire Fidelity Investments Variable Annuity Account A
Empire Fidelity Investments Life Insurance Company
Post-Effective Amendment No. 7 to Registration Statement on N-4
File Nos. 333-127346/811-06388

Ladies and Gentlemen:

On behalf of the Depositors, Fidelity Investments Life Insurance Company and Empire Fidelity Investments Life Insurance Company, and the Registrants, Fidelity Investments Variable Annuity Account I and Empire Fidelity Investments Variable Annuity Account A, we are submitting this letter to respond to the comments provided by Sally Samuel in a phone conversation on August 4, 2010.

The comments and our responses follow. Please note that the responses below apply to both registration statements, unless otherwise indicated.

(1) Comment: The cover page of the prospectus must list the names of the portfolio companies.

Response: The Depositors will revise the cover page accordingly.

(2) Comment: The effective date of the prospectus should not include the previous effective date. Only the new effective date of the prospectus should be stated.

Response: The Depositors will revise the cover page and Statement of Additional Information accordingly.

(3) Comment: A discussion of the charges should not appear before the Fee Table in the Summary of the Contract.

Response: The Depositors will delete the discussion of the fees preceding the Fee Table on pages 2 and 3.

(4) Comment: Insurers can not reserve the right to assign a Free Look Period that is longer than the Free Look Period required by applicable law.

Response: The Depositors will remove the language from pages 3 and 10 of the prospectus (File No. 333-123884). The language did not appear in the prospectus submitted in File No. 333-127346.

(5) Comment: The Free Look Period language infers that the greater of the Contract Value or Purchase Payments less any withdrawals will not be returned when required during the Free Look Period. If insurers are required to return the Purchase Payments based on state law, and the Purchase Payments are invested in the Money Market Investment Option during the Free Look Period, insurers must return the amount that is greater: the Contract Value or Purchase Payments less any withdrawals.

Response: The Depositors will update paragraphs 3 and 4 of the Summary Free Look Period language on page 3 of the prospectus (File No. 333-123884) to the following:

If you cancel your Contract during the Free Look Period, depending on the state in which you live and other factors, we will return to you either your Contract Value, or the greater of your Contract Value and your Purchase Payments less any withdrawals. In order to meet these requirements we reserve the right to invest your Purchase Payments in the Money Market Investment Option during all or part of the Free Look Period. If your Purchase Payments are invested in the Money Market Investment Option during all or part of the Free Look Period, we will transfer the Contract Value to the other Investment Options in accordance with your most recent allocation instructions no later than the first business day after the end of the Free Look Period. If we do not exercise this right then your Purchase Payment will be allocated to your selected Investment Options beginning on the Contract Date.

To cancel the purchase of your Contract, return the Contract to our Annuity Service Center before the end of the Free Look Period, together with a written cancellation request. You may not do this by telephone, fax or through the Internet. Depending on applicable state and federal law, we will promptly pay you either your Contract Value plus any deductions made for premium taxes, or the greater of your Contract Value and your Purchase Payments less any withdrawals.

The Depositors will update paragraphs 3 and 4 of the Free Look Privilege language on page 10 of the prospectus (File No. 333-123884) to the following:

If you cancel your Contract during the Free Look Period, depending on the state in which you live and other factors, we will return to you either your Contract Value, or the greater of your Contract Value and your Purchase Payments less any withdrawals. In order to meet these requirements we reserve the right to invest your Purchase Payments in the Money Market Investment Option during all or part of the Free Look Period. If your Purchase Payments are invested in the Money Market Investment Option during all or part of the Free Look Period, we will transfer the Contract Value to the other Investment Options in accordance with your most recent allocation instructions no later than the first business day after the end of the Free Look Period. If we do not exercise this right then your Purchase Payment will be allocated to your selected Investment Options beginning on the Contract Date.

To cancel the purchase of your Contract, return the Contract to our Annuity Service Center before the end of the Free Look Period, together with a written cancellation request. You may not do this by telephone, fax or through the Internet. Depending on applicable state and federal law, we will promptly pay you either your Contract Value plus any deductions made for premium taxes, or the greater of your Contract Value and your Purchase Payments less any withdrawals.

The comment did not impact File No. 333-127346 because the prospectus is only for New York state residents. New York allows the return of the Initial Purchase Payment, plus or minus the investment performance of the Contract during the Free Look Period.

(6) Comment: When agreements are included in filings they can not be in a "form of" format. The actual agreement must be filed. Information can not be redacted.

Response: We understand that we need to provide the actual agreement.

(7) Comment: In Part C, number 7, it states that the reinsurance agreement is not available. You cannot state that an agreement is not available; it must be included in the filing.

Response: We do not have a reinsurance agreement for either contract. We will update item 7 to, "not applicable."

(8) Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of such request acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing:

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The undersigned, hereby acknowledges on behalf of the Separate Accounts that (i) the Separate Accounts are responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) the Commission's staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff, do not foreclose the Commission from taking any action with respect to the registration statements; and (iii) the Separate Accounts may not assert Commission's staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact the undersigned (617-563-7326)

or our counsel, Michael Berenson (202-739-5450).

Yours Truly,

/s/ Edward M. Shea
Edward M. Shea